UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-32743

CUSIP NUMBER
NOTIFICATION OF LATE FILING	23305L107

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For the Period Ended: March 31, 2017

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DASAN Zhone Solutions, Inc.
Full Name of Registrant

Zhone Technologies, Inc.
Former Name if Applicable

7195 Oakport Street
Address of Principal Executive Office (Street and Number)

Oakland, California 94621
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DASAN Zhone Solutions, Inc. (the "Company") is filing this Form 12b-25 with the Securities and Exchange Commission (the "Commission") to postpone the filing of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (the "Form 10-Q") beyond May 15, 2017, the prescribed due date for such filing.

As disclosed in the Company's Current Report on Form 8-K filed with the Commission on September 12, 2016, on September 9, 2016, the acquisition of Dasan Network Solutions, Inc. ("DNS") was consummated through the merger of a wholly owned subsidiary of the Company with and into DNS, with DNS surviving as a wholly owned subsidiary of the Company (the "Merger"). The Merger has been accounted for as a reverse acquisition under which DNS was considered the accounting acquirer of the Company. For periods through September 8, 2016, the Company is referred to herein as "Legacy Zhone."
As disclosed in the Company's Amendment No. 1 to Current Report on Form 8-K/A filed with the Commission on April 3, 2017, the Audit Committee of the Company’s Board of Directors, in consultation with management and after informing the Company’s former independent registered public accounting firm, has concluded that Legacy Zhone’s consolidated financial statements and internal control over financial reporting, including disclosure controls and procedures, for the years ended December 31, 2015 and 2014 and for the quarters ended March 31, 2015, June 30, 2015, September 30, 2015, March 31, 2016 and June 30, 2016 should no longer be relied upon due to material errors associated with the sale and subsequent return of certain products sold in December 2014. These issues are being reviewed as part of an ongoing independent investigation and may require the restatement of these financial statements. As a result of the preliminary findings of the investigation, the scope of the investigation is being expanded and there may be additional errors that need to be corrected as a result. The determination that Legacy Zhone's financial statements in periods prior to the Merger need to be restated will not impact the financial statements of the Company following the Merger given the treatment of DNS as accounting acquirer. The Audit Committee and its counsel are working diligently to complete the investigation, but at this time it is uncertain when this investigation will be complete and what the results of such investigation will be. As a result, the Company is not able to file the Form 10-Q with the Commission by the required filing date. The foregoing reasons could not be eliminated without unreasonable effort or expense.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements related to the independent investigation commenced by the Audit Committee, the Company’s plan to restate Legacy Zhone’s consolidated financial statements, the timing of the filings with the Commission and the Company’s financial results for the quarter ended March 31, 2017. The Company uses words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words, and similar expressions to identify forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified in the Company’s other filings with the Commission. Such risks, uncertainties and assumptions include, but are not limited to, the timing and outcome of the investigation, the discovery of additional information relevant to the investigation, the conclusions of the Audit Committee, the Board of Directors and the Company’s independent registered public accounting firm concerning matters relating to the investigation, whether the investigation will require additional changes or corrections to reported financial information (which changes or corrections may be material), whether the reassessment of the Company’s internal control over financial reporting could lead it to conclude that there were deficiencies in its internal control over financial reporting that constitute material weaknesses, unanticipated material issues that could delay the completion of the investigation, any delay in the filing of required periodic reports with the Commission, any failure to comply with Nasdaq’s periodic filing and other requirements for continued listing, the Company’s responses to potential comments from the Commission, adverse effects on the Company’s business and operations as a result of the investigation and/or any restatement, the costs and expenses of the investigation, the initiation of legal proceedings, the completion of the Company’s consolidated financial statements for the quarter ended March 31, 2017 and the volatility of the Company’s stock price. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. For information about the factors that could cause such differences, please refer to the Company’s Commission filings, including its Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this Form 12b-25 speak only as of the date of this filing and the Company assumes no obligation to update any forward-looking statements for any reason.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kirk Misaka	(510)	777-7007
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☐	No	☑
The Company's Form 10-K for the year ended December 31, 2016 has not been filed.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Merger has been accounted for as a reverse acquisition under which DNS was considered the accounting acquirer of the Company. As such, the financial results of the Company for the three months ended March 31, 2017 that will be presented in the Form 10-Q will reflect the operating results of both the Company and its consolidated subsidiaries (including DNS). Such results will be compared to the financial results of DNS and its consolidated subsidiaries for the three months ended March 31, 2016. Due to the foregoing, the Company anticipates that there will be significant changes in the results of the operations of the Company for the period ended March 31, 2017 included in the Form 10-Q from those for the corresponding period of the prior fiscal year. For example, the operating loss and net loss of the Company for the three months ended March 31, 2017 are estimated to be approximately $2.2 million and $3.4 million, respectively. These numbers are preliminary, unaudited, and subject to change pending final financial statement close and will be final upon filing of the Form 10-Q. Legacy Zhone incurred an operating loss and net loss for the three months ended March 31, 2016 of $3.4 million. DNS and its consolidated subsidiaries incurred an operating loss and net loss of $4.0 million and $3.5 million, respectively, for the three months ended March 31, 2016.

DASAN Zhone Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2017		By:	/s/ Kirk Misaka
Name: Kirk Misaka
Title: Chief Financial Officer